Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
April 23, 2015
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Barrier Accelerated Market Participation Securities™ ("Barrier AMPS")

- ▸ $3,000,000 Barrier AMPS™ linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF
- ▸ Maturity of 3.5 years
- ▸ 2x exposure to any positive return of the reference asset, subject to a maximum return
- ▸ Contingent repayment of principal if the reference asset does not decrease by more than 25%
- ▸ Full exposure to declines in the reference asset if the return is less than -25%
- ▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Barrier Accelerated Market Participation Securities™ ("Barrier AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF underlying supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

The Estimated Initial Value of the securities on the Pricing Date is $946.50 per security, which is less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-2 and "Risk Factors" beginning on page PS-5 of this document for additional information.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page PS-5 of this document, and page S-1 of the accompanying prospectus supplement and the accompanying ETF Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000	$20	$980
Total	$3,000,000	$60,000	$2,940,000

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-11 of this pricing supplement.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.
Barrier Accelerated Market Participation Securities™ (Barrier AMPS)
Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF



This pricing supplement relates to an offering of Barrier Accelerated Market Participation Securities. The securities will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is less than -25%, lose up to 100% of your principal.**

This pricing supplement relates to an offering of securities linked to the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset, as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The SPDR® S&P® Oil & Gas Exploration & Production ETF ("XOP")
Underlying Index:	The S&P® Oil & Gas Exploration & Production Select Industry® Index
Trade Date:	April 23, 2015
Pricing Date:	April 23, 2015
Original Issue Date:	April 28, 2015
Final Valuation Date:	October 24, 2018, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	October 29, 2018. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Final Settlement Value:	***If the Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). ***If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level***, you will receive $1,000 per $1,000 Principal Amount (zero return). ***If the Reference Return is less than the Barrier Level,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return). Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is less than 0%. **If the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**
Barrier Level:	-25%
Upside Participation Rate:	200%
Maximum Cap:	59%
Initial Price:	$53.57, which was the Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on Bloomberg Professional® service page "XOP <EQUITY>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable, adjusted by the Calculation Agent as described under "Additional Terms of the Notes — Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40433BV21 / US40433BV215
Estimated Initial Value:	The Estimated Initial Value of the securities is less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any."

GENERAL

This pricing supplement relates to a single offering of securities linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-5 of this pricing supplement, page S-1 of both the prospectus supplement and the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and the underlying supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
(b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than or equal to zero but greater than or equal to the Barrier Level, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Barrier Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is less than 0%. **You should be aware that if the Reference Return is less than the Barrier Level, you will lose some or all of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Issuer

Select Sector SPDR Trust is the reference issuer.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the securities.

▸ You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -25%.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis if the Reference Return is less than -25%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in both the accompanying prospectus supplement and the ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be fully exposed to the decline in the Final Price from the Initial Price if the Reference Return is less than the Barrier Level of -25%. Accordingly, if the Reference Return is less than -25%, your Payment at Maturity will be less than the Principal Amount of your securities. You may lose up to 100% of your investment at maturity if the Reference Return is negative.

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the value of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap. You will not receive a return on the securities greater than the Maximum Cap.

The amount payable on the securities is not linked to the price of the Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Reference Asset appreciates during the term of the securities other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Changes that affect the Reference Asset or the Underlying Index may affect the price of the Reference Asset and the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer or S&P Dow Jones Indices LLC (the "Index Sponsor"), the index sponsor of the Underlying Index, concerning additions, deletions and substitutions of the constituents comprising the Reference Asset or the Underlying Index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents included in the Reference Asset or the Underlying Index may affect the price of the Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the Reference Asset or the Underlying Index, as applicable, could also affect the price of the Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset or the Underlying Index, as applicable. Any such actions could affect the price of the Reference Asset and the value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We determined the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 17 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Owning the securities is not the same as owning the Reference Asset or the stocks comprising the Underlying Index.

The return on your securities may not reflect the return you would realize if you actually owned the Reference Asset or stocks included in the Underlying Index. As a holder of the securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Reference Asset or the stocks included in the Underlying Index would have.

No affiliation with SPDR® S&P® Oil & Gas Exploration & Production ETF.

We are not affiliated with SPDR® S&P® Oil & Gas Exploration & Production ETF. We have not made any independent investigation of the adequacy or completeness of the information about SPDR® S&P® Oil & Gas Exploration & Production ETF contained in this pricing supplement. You should make your own investigation into the underlying shares and the SPDR® S&P® Oil & Gas Exploration & Production ETF. We are not responsible for the SPDR® S&P® Oil & Gas Exploration & Production ETF's public disclosure of information, whether contained in SEC filings or otherwise.

An investment in the securities is subject to risks associated with the oil and gas exploration and production sector.

All of the stocks held by the index fund are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the underlying shares are concentrated in one sector. Although an investment in the securities will not give holders any ownership or other direct interests in the stocks held by the index fund, the return on the securities will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector.

In addition, the stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the index fund develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price

fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies' products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the prices of the stocks held by the index fund, the market price of the underlying shares, and the value of the securities.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the Final Price. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples are based on the following terms:

▶	Principal Amount:	$1,000
▶	Barrier Level:	-25%
▶	Upside Participation Rate:	200%
▶	Maximum Cap:	59%

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Securities
100.00%	$1,590.00	59.00%
80.00%	$1,590.00	59.00%
60.00%	$1,590.00	59.00%
50.00%	$1,590.00	59.00%
30.00%	$1,590.00	59.00%
29.50%	**$1,590.00**	**59.00%**
20.00%	$1,400.00	40.00%
15.00%	$1,300.00	30.00%
10.00%	$1,200.00	20.00%
5.00%	$1,100.00	10.00%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-25.00%	**$1,000.00**	**0.00%**
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Return is 5.00%.

Reference Return:	5.00%
Final Settlement Value:	**$1,100.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return} \times \text{Upside Participation Rate})$$

$$= \$1,000 + (\$1,000 \times 5.00\% \times 200.00\%)$$

$$= \$1,100.00$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 200% when the Reference Return is positive and, as multiplied by the Upside Participation Rate, equal to or less than the Maximum Cap.

Example 2: The Reference Return is 60.00%.

Reference Return:	60.00%
Final Settlement Value:	**$1,590.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,590.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Cap})$$

$$= \$1,000 + (\$1,000 \times 59\%)$$

$$= \$1,590.00$$

Example 3: The Reference Return is -5.00%.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Barrier Level of -25%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 2 shows that you will receive the return of your principal investment where the price of the Reference Asset declines by no more than 10% over the term of the securities.

Example 4: The Reference Return is -60.00%.

Reference Return:	-60.00%
Final Settlement Value:	**$400.00**

Because the Reference Return is less than the Barrier Level of -25%, the Final Settlement Value would be $400.00 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

$$= \$1,000 + (\$1,000 \times -60.00\%)$$

$$= \$400.00$$

Example 3 shows that you are fully exposed on a 1-to-1 basis to declines in the price of the Reference Asset if the Reference Return is less than the Barrier Level of -25%. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

INFORMATION RELATING TO THE REFERENCE ASSET

The XOP is an investment portfolio maintained and managed by SSgA Funds Management, Inc. ("SSFM"). The XOP trades on the NYSE Arca under the ticker symbol "XOP." The inception date of the SPDR® S&P Oil & Gas Exploration & Production ETF is June 19, 2006. Prior to January 8, 2007, the XOP was known as the SPDR® Oil & Gas Exploration & Production ETF.

Information provided to or filed with the SEC by the SPDR® Series Trust under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC's website at http://www.sec.gov. Additional information about SSFM and the XOP may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The XOP seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Oil & Gas Exploration & Production Select Industry® Index. The underlying index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market Index ("S&P TMI"), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas sector exploration and production. As of April 21, 2015, there were 77 oil and gas exploration and production sector companies included in the XOP. As of April 21, 2015, no single company represented more than 2.50% of the XOP's holdings.

The XOP utilizes a "replication" investment approach in attempting to track the performance of the underlying index. The XOP typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. XOP will normally invest at least 80% of its total assets in common stocks that comprise the underlying index.

The information above was compiled from the SPDR® website. We have not independently investigated the accuracy of that information. Information contained in the SPDR® website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index

We have derived all information contained in this document regarding the underlying index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Index Sponsor.

The underlying index is an equal-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the underlying index is a constituent company within the oil and gas exploration and production sub-industry portion of the S&P TMI.

To be eligible for inclusion in the underlying index, companies must be in the S&P TMI, must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.

Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.

Historical Performance of the XOP

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from January 1, 2008 to April 23, 2015, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Reference Asset should not be taken as an indication of future performance.



Quarter Begin	Quarter End	(Intraday) Quarterly High	(Intraday) Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$55.97	$42.35	$53.73
4/1/2008	6/30/2008	$71.61	$53.24	$70.15
7/1/2008	9/30/2008	$73.04	$40.88	$44.83
10/1/2008	12/31/2008	$44.27	$22.89	$29.64
1/2/2009	3/31/2009	$34.62	$23.02	$26.60
4/1/2009	6/30/2009	$38.88	$26.22	$31.72
7/1/2009	9/30/2009	$40.22	$27.91	$38.62
10/1/2009	12/31/2009	$44.17	$36.18	$41.21
1/4/2010	3/31/2010	$44.62	$38.16	$42.13
4/1/2010	6/30/2010	$45.94	$37.02	$38.99
7/1/2010	9/30/2010	$42.96	$37.44	$42.26
10/1/2010	12/31/2010	$53.07	$41.94	$52.69
1/3/2011	3/31/2011	$65.04	$52.25	$64.50
4/1/2011	6/30/2011	$65.76	$53.97	$58.78
7/1/2011	9/30/2011	$65.58	$42.80	$42.80
10/3/2011	12/30/2011	$57.67	$37.68	$52.69
1/3/2012	3/30/2012	$61.81	$52.25	$56.91
4/2/2012	6/29/2012	$58.29	$44.24	$50.40
7/2/2012	9/28/2012	$59.79	$47.94	$55.69
10/1/2012	12/31/2012	$57.47	$50.05	$54.07
1/2/2013	3/28/2013	$62.66	$54.38	$60.49
4/1/2013	6/28/2013	$63.30	$54.05	$58.18
7/1/2013	9/30/2013	$66.80	$58.29	$65.89
10/1/2013	12/31/2013	$73.74	$64.27	$68.53
1/1/2014	3/31/2014	$72.35	$63.68	$71.83
4/1/2014	6/30/2014	$84.04	$70.72	$82.28
7/1/2014	9/30/2014	$82.67	$68.26	$68.83
10/1/2014	12/31/2014	$69.68	$42.04	$47.86
1/1/2015	3/31/2015	$54.20	$41.63	$51.66
4/1/2015	4/23/2015*	$56.18	$49.56	$53.57

** This pricing supplement includes, for the second calendar quarter of 2015, data for the period from April 1, 2015 through April 23, 2015. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2015.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. will offer the securities at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the XOP (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security). Furthermore, unless otherwise established by clear and convincing evidence, the "net underlying long-term capital gain" is treated as zero.

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the XOP will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, it is possible that all or a portion of any gain on the sale or settlement of the security after one year could be treated as "Excess Gain" from a "constructive ownership transaction," which gain would be recharacterized as ordinary income, and subject to an interest charge. U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE SECURITIES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the securities offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS
Pricing Supplement

HSBC USA Inc.

$3,000,000 Barrier Accelerated Market Participation Securities™ Linked to the SPDR® S&P® Oil & Gas Exploration & Production ETF

April 23, 2015

PRICING SUPPLEMENT